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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

IMATION CORP.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
45245A10
(CUSIP Number)
TDK CORPORATION
1-13-1, Nihonbashi, Chuo-Ku
Tokyo 103-8272, Japan
Telephone: 81-3-5201-7117
Attention: Satoru Ibaraki

With a copy to:

Morrison & Foerster LLP
1-3-1 Marunouchi, Chiyoda-ku
Tokyo 100-0005, Japan
Telephone: 81-3-3214-6522
Attention: Ken Siegel, Esq.
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 1, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45245A107

1	NAMES OF REPORTING PERSONS: TDK CORPORATION

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
98-0208363

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐ Not applicable.

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Japan

	7	SOLE VOTING POWER:

NUMBER OF		4,047,390 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,778,374 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,047,390 shares

WITH	10	SHARED DISPOSITIVE POWER:

2,778,374 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,825,764 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐ Not applicable.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	45245A107

1	NAMES OF REPORTING PERSONS: TDK ELECTRONICS CORPORATION

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
13-2543609

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐ Not applicable.

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York, USA

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		660,946 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

660,946 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,825,764 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐ Not applicable.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	45245A107

1	NAMES OF REPORTING PERSONS: TDK U.S.A. CORPORATION

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
95-3304247

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐ Not applicable.

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York, USA

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		660,946 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

660,946 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,825,764 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐ Not applicable.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	45245A107

1	NAMES OF REPORTING PERSONS: TDK EUROPE S.A.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
00-0000000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐ Not applicable.

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

LUXEMBOURG

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,805,809 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

1,805,809 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,825,764 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐ Not applicable.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	45245A107

1	NAMES OF REPORTING PERSONS: TDK HONG KONG CO., LTD.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
00-0000000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐ Not applicable.

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

HONG KONG

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		63,757 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

63,757 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,825,764 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐ Not applicable.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	45245A107

1	NAMES OF REPORTING PERSONS: TDK RECORDING MEDIA EUROPE S.A.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
00-0000000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐ Not applicable.

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

LUXEMBOURG

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		135,358 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

135,358 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,825,764 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐ Not applicable.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	45245A107

1	NAMES OF REPORTING PERSONS: TDK SINGAPORE (PTE) LTD

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
00-0000000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐ Not applicable.

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

SINGAPORE

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		112,504 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

112,504 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,825,764 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐ Not applicable.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
Because of activities that have been undertaken or may be undertaken by the Reporting Persons, the Reporting Persons may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (as amended, the "Exchange Act"). Notwithstanding the foregoing, the filing of this Schedule 13D should not be deemed an admission that the Reporting Persons comprise a group within the meaning of Section 13(d)(3) of the Exchange Act. Information with respect to each person filing this statement is given solely by such person and no person has responsibility for the accuracy or completeness of the information supplied by another person.

Item 1. Security and Issuer
(a)	Class of Equity Securities: common stock

(b)	Name of Issuer: IMATION CORP.

(c)	Address of Issuer’s Principal Executive Offices:

1 Imation Place

Oakdale, MN 55128
Item 2. Identity and Background
(a)	Name of Persons Filing: TDK Corporation (“TDK”), TDK U.S.A. Corporation (“TUC”), TDK Electronics Corporation (“TEC”), TDK Europe S.A. (“TES”), TDK Hong Kong Co., Ltd. (“THK”), TDK Recording Media Europe S.A. (“TRE”), and TDK Singapore (Pte) Ltd. (“TSP”).

This Schedule 13D is being filed by (i) TEC by virtue of its ownership of 660,946 shares of Imation common stock, (ii)TUC by virtue of its ownership of all of the outstanding common stock of TEC, (iii) TRE by virtue of its ownership of 135,358 shares of Imation common stock, (iv) TES by virtue of its ownership of all of the outstanding common stock of TRE and its ownership of 135,358 shares of Imation common stock, (v) TSP by virtue of its ownership of 112,504 shares of Imation common stock, (vi) THK by virtue of its ownership of all of the outstanding common stock of TSP and its ownership of 63,757 shares of Imation common stock, and (vii) TDK by virtue of its ownership of 4,047,390 shares of Imation common stock and its direct or indirect ownership of all of the outstanding common stock or other equity of the other Reporting Persons. (TUC, TEC, TES, TRE, THK, TSP and TDK collectively, the “Reporting Persons” and each, a “Reporting Person”).

See Item 1 of each cover page.

(b)	Address or Principal Business Office: TDK Corporation 1-13-1 Nihonbashi Chuo-ku Tokyo 103-8272 Japan

TDK U.S.A. Corporation 901 Franklin Avenue PO Box 9302 Garden City, NY 11530 U.S.A.

TDK Electronics Corporation 901 Franklin Avenue P.O. Box 9302 Garden City, NY 11530 U.S.A.

TDK Europe S.A. Z.I. Bommelsheuer, P.O. Box 14 L-4901 Bascharage Grand-Duchy of Luxembourg

TDK Recording Media Europe S.A. Z.I. Bommelscheuer, P.O. Box 120

L-4902 Bascharage Grand-Duchy of Luxembourg

TDK Hong Kong Co., Ltd. 10th Floor, South Tower World Finance Centre Harbour City, 17-19 Canton Road Kowloon, Hong Kong

TDK Singapore (Pte) Ltd. 460 Alexandra Road #04-05 PSA Building 119963, Singapore

(c), (f)	Attached as Exhibit 99.A is information, including name and citizenship, concerning each executive officer and director of each of the Reporting Persons. Exhibit 99.A is incorporated into and made a part of this Schedule 13D.

(d), (e)	Other than as described above, during the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, any of the persons listed on Exhibit 99.A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was or is a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     Effective August 1, 2007 (Japan time), the Reporting Persons received 6,825,764 shares of common stock of Imation pursuant to an Acquisition Agreement entered into by Imation and TDK, a Japanese corporation, on April 19, 2007, providing for the acquisition by Imation of substantially all of the assets of TDK’s business relating to the marketing, distribution and sale, including customer service and support, of removable recording media products, accessory products and ancillary products under the TDK brand name (the “TDK Recording Media Business”), including the capital stock of TDK’s operating subsidiaries engaged in the TDK Recording Media Business.
     The purchase price for the TDK Recording Media Business was approximately $261 million, plus or minus certain post-closing price adjustments, and plus potential earn-out payments over the course of the next three fiscal years of up to an aggregate of $70 million. The $261 million consideration paid to TDK consisted of Imation common stock having a value of approximately $231 million and approximately $30 million in cash. 6,825,764 shares of Imation common stock, valued at $33.91 per share and representing approximately 16.6% percent of the outstanding shares as of July 31, 2007, were issued to TDK by Imation from treasury.
Item 4. Purpose of Transaction
     The acquisition of the securities referred to herein is for the purpose of TDK’s investment in Imation. The transaction makes TDK the largest shareholder of Imation, and gives TDK a right to nominate a representative to serve on the Imation Board of Directors.
     Pursuant to an Investor Rights Agreement entered into by TDK and Imation, dated July 31, 2007, (i) TDK is permitted to increase its ownership of Imation common stock up to 21% of Imation’s outstanding common stock through open market purchases, (ii) TDK received certain preemptive rights and registration rights, and (iii) TDK agreed to a standstill on further acquisitions of Imation common stock above the 21% threshold (except as a result of stock repurchases initiated by Imation, in which event TDK’s ownership is not permitted to exceed 22% of the then outstanding shares). The Investor Rights Agreement also includes a voting agreement with respect to certain matters presented to Imation stockholders and a three year lock-up on sales by the Reporting Persons of the Imation shares acquired in the transaction. TDK anticipates increasing its ownership of Imation’s common stock to over 20%, but less than 21%, of Imation’s outstanding common stock, through one or more additional purchases as permitted by the Investor Rights Agreement, prior to the end of March 2008.
     In connection with the investment and transaction described herein, TDK and Imation also entered into two Trademark License Agreements and a Supply Agreement. Under the two long-term Trademark License Agreements, dated July 31, 2007, which TDK will have the right to terminate at the end of 25 years (10 years in the case of headphones, speakers or wholly new products) or earlier in the event of a material breach of the Trademark License Agreement, change of control, divestiture or default by Imation, TDK licensed a TDK trademark to Imation and one of its subsidiaries. One of the agreements licenses the trademark to Imation for the U.S. territory, while the other licenses the trademark to an Imation affiliate outside the U.S. The trademark licenses provide Imation exclusive use of the TDK LIFE ON RECORD logo for marketing and sales of current and successor magnetic tape, optical media, and flash memory products, certain accessories, headphones and speakers, and certain future removable recording media products. Under the Supply Agreement, dated July 31, 2007, TDK agreed to supply Imation’s requirements of removable recording media products and accessory products for resale under the TDK brand. TDK will continue its manufacturing operations for recording media products including audio, video and data storage tape, and Blu-ray optical discs, which TDK will supply Imation as well as its other OEM customers.
     Other than as described herein, the Reporting Persons have no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of this Schedule 13D.
     The descriptions of the transactions and agreements set forth in this Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are incorporated by reference into this Schedule 13D as exhibits pursuant to Item 7 hereof.
Item 5. Interest in Securities of the Issuer
     TUC, TEC, TES, TRE, THK and TSP are all wholly owned subsidiaries of TDK. TDK has sole dispositive and voting power over 4,047,390 shares of Imation common stock held directly by TDK and shared dispositive and voting power over 2,778,374 of the shares of Imation common stock held by the other Reporting Persons. TDK is the beneficial owner of 100% of the shares of Imation common stock cumulatively held by the Reporting Persons. TDK is a Reporting Person with respect to shares of common stock of Imation held for the account of TDK.
     See Items 7-13 of each cover page.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     In connection with the transactions described herein, (i) Imation and TDK entered into the Acquisition Agreement, pursuant to which TDK has acquired the shares of Imation common stock, and (ii) Imation and TDK entered into the Investor Rights Agreement, pursuant to which Imation has provided TDK with certain rights, including, but not limited to, the right to nominate a representative to serve on the Imation Board of Directors, preemptive rights and registration rights.
     The descriptions of the transactions and agreements set forth in this Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are incorporated by reference into this Schedule 13D as exhibits pursuant to Item 7 hereof.
     Except as otherwise described herein, no contracts arrangements, understandings or similar relationships exist with respect to the securities of Imation between the Reporting Persons and any other person or entity.
Item 7. Material to Be Filed as Exhibits
1.	Acquisition Agreement, dated April 19, 2007, by and between Imation Corp. and TDK Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Imation on April 25, 2007).

2.	Investor Rights Agreement, dated July 31, 2007, by and between Imation Corp. and TDK Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Imation on August 3, 2007).

99.A. Executive Officers and Directors of the Reporting Persons

99.B. Joint Filing Agreement

     Signature
     After reasonable inquiry and to the best of my knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement on Schedule 13D with respect to the undersigned is true, complete and correct.
Dated: August 10, 2007

TDK Corporation a corporation organized under the laws of Japan

By:	/s/ Shiro Nomi

Name: Title :	Shiro Nomi Senior Vice President

TDK U.S.A. Corporation a corporation organized under the laws of New York

By:	/s/ Francis J. Sweeney

Name: Title:	Francis J. Sweeney President and Chief Executive Officer

TDK Electronics Corporation a corporation organized under the laws of New York

By:	/s/ James R. Browning

Name: Title:	James R. Browning President and Chief Executive Officer

TDK Europe S.A. a corporation organized under the laws of Luxembourg

By:	/s/ Keisuke Igarashi

Name: Title:	Keisuke Igarashi Executive Vice President

TDK Recording Media Europe S.A. a corporation organized under the laws of Luxembourg

By:	/s/ Keisuke Igarashi

Name: Title:	Keisuke Igarashi Executive Director

TDK Hong Kong Co., Ltd. a corporation organized under the laws of Hong Kong

By:	/s/ Takao Akine

Name: Title:	Takao Akine Executive Vice President

TDK Singapore (Pte) Ltd a corporation organized under the laws of Singapore

By:	/s/ Osamu Katsuta

Name: Title:	Osamu Katsuta Chief Executive Officer
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)